

December 1, 2010

By U.S. Mail and Facsimile to: (843) 529-5884

Blaise B. Bettendorf
Chief Financial Officer
First Financial Holdings, Inc.
2440 Mall Dr.
Charleston, South Carolina 29406

      Re: First Financial Holdings, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2009
             Form 10-Q for the Quarterly Period Ended June 30, 2009
             File No. 000-17122

Dear Ms. Bettendorf

      We have reviewed your supplemental response dated November 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1. We have considered the information provided in Appendix A in response to comments 1 through 5 of our letter dated November 15, 2010. Based on the information contained in the Appendix A, it appears your characterization of the target reviews you performed in fiscal 2010 and as discussed in your response, may not be consistent with how you described them in your Forms 10-Q for that

period. Therefore, please incorporate the information contained in Appendix A into your Form 10-K for fiscal 2010. Specifically, we believe the information as noted below should be included in your Form 10-K:

- Bullet points following paragraph 2
- Paragraphs 3, 6, 7, 12, 13 (including bullet points), 16, 17
- Table following paragraph 8
- Remaining sentences in paragraph 10 starting with the sentence beginning "Please also note that Land-A&D loans"

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant